                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934



                           Ensec International, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)

                                  29357R 10 8
         -------------------------------------------------------------
                                 (CUSIP Number)

 David J. Rottner, 751 Park of Commerce Drive, Suite 104, Boca Raton, FL
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                                (561) 997-2511
                                --------------

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               September 25, 1996
         -------------------------------------------------------------

            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

The Exhibit Index is located on page 5.

                                  Page 1 of 5
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                                 SCHEDULE 13D

---------------------------------------  ---------------------------------------
CUSIP No.       29357R 10 8                Page      2      of      5      Pages
          --------------------------            -----------    -----------
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  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Charles N. Finkel
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  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [_]
                                                                      (b)  [_]
     N/A
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  3  SEC USE ONLY


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  4  SOURCE OF FUNDS*

     AF
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  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                          [_]

     N/A
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  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Brazil
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                           7  SOLE VOTING POWER
 NUMBER OF                    3,508,333 1/3
   SHARES           ------------------------------------------------------------
BENEFICIALLY               8  SHARED VOTING POWER
  OWNED BY                    0
    EACH            ------------------------------------------------------------
 REPORTING                 9  SOLE DISPOSITIVE POWER
  PERSON                      3,508,333 1/3
   WITH             ------------------------------------------------------------
                          10  SHARES DISPOSITIVE POWER
                              0
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 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,508,333 1/3
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 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     0
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 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     61.0%
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 14  TYPE OF REPORTING PERSON*
     IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

Item 1.  Security and Issuer
----------------------------

Common Stock, $.01 par value, Ensec International, Inc.
751 Park of Commerce Drive, Suite 104
Boca Raton, Florida 33487

Item 2.  Identity and Background
--------------------------------

a.   This statement is being filed by Mr. Charles N. Finkel

b.   751 Park of Commerce Drive, Suite 104, Boca Raton, Florida 33487

c. President and Chief Executive Officer of Ensec International, Inc., 751 Park of Commerce Drive, Suite 104, Boca Raton, Florida 33487

d.   Not applicable

e.   Not applicable

f.   Brazil

Item 3.  Source and Amount of Funds or Other Conditions
-------------------------------------------------------

     In April 1996, Charles N. Finkel became the beneficial owner of 3,500,000 shares of Common Stock of the Company as a result of a stock for stock transaction in which the Company acquired all of the issued and outstanding stock of Ensec Inc., a Florida corporation ("Ensec Inc."), and Ensec Engenharia e Sistemas de Seguranca, S.A. a Brazilian corporation ("Ensec, S.A.") in exchange for such shares. As of September 30, 1996, Tecpo Comercio e Representacoes, Ltda., a Brazilian limited liability company ("Tecpo"), owned of record 2,500,000 shares of Common Stock and Fugrow Investments Inc., a British Virgin Islands corporation ("Fugrow") owned of record 1,000,000 shares of Common Stock. Both Tecpo and Fugrow are wholly-owned by Mayfair Limited Partnership, a Delaware limited partnership, the sole general partner of which is Mayfair Company, a Delaware corporation. Mr. Finkel is the sole limited partner of Mayfair Limited Partnership and the sole stockholder of Mayfair Company. Such shares of Common Stock were acquired in a transaction exempt from registration under the Securities Act of 1933, as amended, and were not registered thereunder at the time of such acquisition.

     On May 15, 1996, Charles N. Finkel received a grant of options to purchase 25,000 shares of Common Stock under the Company's 1996 Stock Option Plan. The options vest and become exercisable immediately upon vesting in one-third equal installments over a two-year period. The first vesting occurred on September 30, 1996, and the second and third vestings shall occur on September 30, 1997 and 1998, respectively, subject to the terms and conditions of Mr. Finkel's Option Agreement. As of September 30, 1996, Mr. Finkel was the beneficial owner of 8,333 1/3 shares of Common Stock as a result of such of grant of options.

                                 Page 3 of 5
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     On September 25, 1996, the Company filed a Registration Statement on Form
8-A pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, in connection with the Company's initial public offering of securities which was consummated as of September 30, 1996. As of September 30, 1996, Mr. Finkel was the beneficial owner of 3,508,333 1/3 shares of Common Stock of the Company, which shares are "equity securities" as defined in Rule 13d-1(d) as of the date of effectiveness of such Registration Statement.

Item 4.  Purpose of Transaction
-------------------------------

     As set forth in the response to Item 3 above, Charles N. Finkel became the beneficial owner of 3,500,000 shares of Common Stock as a result of a stock for stock transaction which was effected in order for the Company to become a holding company for Ensec Inc. and Ensec, S.A. Mr. Finkel became an owner of "equity securities" within the definition of Rule 13d-1(d) as a result of the Company's registration under Section 12(g) of the Exchange Act on September 25, 1996, in connection with the Company's initial public offering of securities.

     (a) In connection with the Company's initial public offering of securities, Mr. Finkel has agreed to sell up to 75,000 shares of Common Stock in the event of the exercise of an over-allotment option granted to the underwriters of such offering with respect to a number of shares of Common Stock equal or greater than 75,000. The over-allotment option is exercisable for a period of 45 days after the closing of the initial public offering and may be exercised to purchase up to 15% of the amount of shares of Common Stock offered under such initial public offering, or 285,000 shares.

     (d) As of September 30, 1996, the Company was seeking two additional directors not affiliated with the Company to serve on the Company's Board of Directors.

Item 5.  Interest in Securities of Issuer(as of September 30, 1996)
-----------------------------------------

                                                       Number of     Percentage
                                                         Shares      Ownership
                                                     -------------   ---------

a.   Charles N. Finkel                               3,508,333 1/3     61.0%

b. Mr. Finkel has sole voting and investment power with respect to 3,508,333 1/3 shares.

c.   See the description of transactions set forth in Item 3 above.

d.   Not applicable

e.   Not applicable

                                  Page 4 of 5
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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
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to Securities of the Issuers
----------------------------

See Items 3 and 4 above.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

1) 1996 Stock Option Plan, incorporated by reference from Exhibit 10.1 of the Company's Registration Statement on Form SB-2 (File No. 333-06223), as filed with the Commission on September 25, 1996.

2) Incentive Stock Option Agreement, by and between Charles N. Finkel and the Company, dated as of May 15, 1996.

3) Underwriting Agreement, by and between the Company, Rickel & Associates, Inc., Janssen-Meyers Associates, L.P., and Charles N. Finkel, incorporated by reference from Exhibit 1.1 of the Company's Registration Statement on Form SB-2 (File No. 333-06223), as filed with the Commission on September 25, 1996.

Signature
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

11/26/96
----------------
Date



/s/ Charles N. Finkel
------------------------------
Charles N. Finkel